February 8, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	ION Acquisition Corp 2 Ltd. Registration Statement on Form S-1 Filed January 26, 2021, as amended File No. 333-252440

Dear Ms. Gorman:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of ION Acquisition Corp 2 Ltd. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 3:00 p.m., Eastern time, on Wednesday, February 10, 2021, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 2,250 copies of the Preliminary Prospectus dated January 26, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC

By: /s/ Olympia McNerney
Name: Olympia McNerney
Title: Managing Director

MORGAN STANLEY & CO. LLC

By: /s/ Kyle McDonnell
Name: Kyle McDonnell
Title: Executive Director

[Signature Page to Acceleration Request]